

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2025

Jason Coloma, Ph.D
Chief Executive Officer
Maze Therapeutics, Inc.
171 Oyster Point Blvd.
Suite 300
South San Francisco, California 94080

Re: Maze Therapeutics, Inc.
Registration Statement on Form S-1
Exhibit No. 10.10
Filed January 7, 2025
File No. 333-284164

Dear Jason Coloma:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences